November 3, 2005



Mr. H. Wagter
Chief Financial Officer/Managing Director
Kappa Holding B.V.
Dr. Holtroplaan 5
NL-5652 XR Eindhoven
The Netherlands


	Re:	Kappa Holding B.V.
		Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 27, 2005
Response letter dated October 6, 2005
		File No. 333-11044-02


Dear Mr. Wagter:

      We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Note 28. Supplemental Guarantor Footnote, page F-49

1. We have considered your response to prior comment six, where you indicate that you "will provide more detailed disclosure in future filings to explain the reconciling items that impact the guarantor subsidiaries." We continue to believe that it is necessary to provide disclosure to quantify the reconciling items from Dutch to US
GAAP that impact all columns reported in the condensed consolidating financial statements reported. Please provide us with a sample of the intended disclosure you will provide to satisfy the requirements of Rule 3-10(i)(12) of Regulation S-X.

Response letter submitted via facsimile on October 6, 2005

2. Please submit the response letter under this heading in electronic format on Edgar as Correspondence, as required by Rule
101(a)(1)(iii)
of Regulation S-T. This comment applies to all correspondence between you and the staff.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. H. Wagter
Kappa Holding B.V.
November 3, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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